Exhibit 99.2

LITHIUM AMERICAS (ARGENTINA) CORP. Fold Fold Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more. www.computershare.com/ noticeandaccess Toll Free 1-866-964-0492 Notice of Availability of Proxy Materials for LITHIUM AMERICAS (ARGENTINA) CORP. Annual and Special Meeting Meeting Date and Location: When: June 20, 2024 10:00 am (Pacific Time) Where: Online at https://meetnow.global/MU9LYN5 You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at: http://lithium-argentina.com/investor-relations/AGM OR www.sedarplus.ca How to Obtain Paper Copies of the Proxy Materials Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than June 10, 2024. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes. For Registered Shareholders: For registered shareholders or those shareholders without a 16-digit control number or who are dialing from outside of North America, please call Toll Free Number: 1-844-916-0609 or Direct Dial: 1-303-562-9305 (English) or Toll Free Number: 1-844-973-0593 or Direct Dial: 1-303-562-9306 (French). For Non-Registered Shareholders: For non-registered shareholders with a 16-digit control number please call 1-877-907-7643 or visit www.proxyvote.com and enter the 16-digit control number located on your voting instruction form. Dual

Fold Securityholder Meeting Notice The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found. 1. Number of Directors - Items of Business, Set Number of Directors on the Board 2. Election of Directors - Items of Business, Elect Directors 3. Appointment of Auditors - Items of Business, Appoint the Auditor 4. Approval of the Amended and Restated Incentive Plan - Items of Business, Approval of Amended and Restated Incentive Plan 5. Approach to Executive Compensation - Items of Business, Approach to Executive Compensation Voting PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING Annual Financial statement delivery No Annual Report (or Annual Financial Statements) is (are) included in this mailing